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                              September 22, 2020

       Kim Stratton
       Chief Executive Officer
       Orphazyme A/S
       Ole Maal  es Vej 3, DK-2200
       Copenhagen N
       Denmark

                                                        Re: Orphazyme A/S
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed September 21,
2020
                                                            File No. 333-248607

       Dear Ms. Stratton:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Form F-1 filed September 21, 2020

       Prospectus Summary
       Overview, page 1

   1. We note your disclosure on page 22 that the U.S. Food and Drug Administration (FDA)
                                                        has identified to you
potential review issues that you will need to address before obtaining
                                                        FDA approval of
arimoclomol for the treatment of Niemann-Pick disease Type C. Please place your selected
disclosure in appropriate context by describing the potential review issues.
 Kim Stratton
Orphazyme A/S
September 22, 2020
Page 2
Use of Proceeds, page 80

2. We refer to comment 8 in our letter dated July 27, 2020. Please specify how far in the development of each of your programs you expect to reach with the proceeds of the offering. If any material amounts of other funds are necessary to accomplish the specified purposes, state the amounts and sources of other funds needed for each specified purpose and the sources. Refer to Item 3.C.1 of Form 20-F.
Exhibits

3. Please have counsel file a revised Exhibit 5.1 opinion that does not include the assumptions set forth in Section 2.d. Refer to Staff Legal Bulletin No. 19, Section
      II.B.3.a.
       You may contact David Burton at 202-551-3626 or Mary Mast at 202-551-3613 if you
have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Christine Westbrook at 202-551-5019 with any other questions.



                                                            Sincerely,
FirstName LastNameKim Stratton
                                                            Division of
Corporation Finance
Comapany NameOrphazyme A/S
                                                            Office of Life
Sciences
September 22, 2020 Page 2
cc:       Joshua A. Kaufman, Esq.
FirstName LastName